Exhibit 99.1

ALMADEN MINERALS LTD.
Suite 210 – 1333 Johnston Street
Vancouver, B.C., Canada V6H 3R9

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2023 Annual General Meeting of the shareholders of Almaden Minerals Ltd. (hereinafter called the “Company”) will be held in the Board Room at Suite 210 – 1333 Johnston Street, Vancouver, B.C., Canada V6H 3R9 on:

June 28, 2023

at the hour of 10:30 o’clock in the forenoon (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2022 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year;

4.	to determine the number of directors and to elect directors;

5.	to approve the unallocated options, rights or other entitlements under the Company’s Stock Option Plan as described in the accompanying Management Information Circular;

6.	to reconfirm the Company’s Shareholder Rights Plan as described in the accompanying Management Information Circular; and

7.	to transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

An Information Circular and form of Proxy accompany this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 18th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALMADEN MINERALS LTD.

“Duane Poliquin”

Duane Poliquin, Chair